EXHIBIT 1
                              FOR IMMEDIATE RELEASE

                                                INVESTOR CONTACT:
                                                  Steven M. Goldschein
                                                  Chief Financial Officer
                                                             516/608-7000

MEDIA CONTACT:

                                                            Eric Starkman
                                                             212/461-2226
                                                     erics@starkmanpr.com


                     SYSTEMAX REPORTS SECOND QUARTER RESULTS


PORT WASHINGTON, NY, AUGUST 8, 2001 - Systemax Inc. (NYSE:SYX), a leading manufacturer and distributor of private label and name-brand PC hardware, related computer products, and industrial products to businesses in North America and Europe, today announced results for its second quarter ended June 30, 2001.

Net sales for the second quarter were $364 million, compared to $406 million, a 10.5% decrease from the year-ago quarter. The Company lost $2.6 million or $.08 per diluted share, compared to a net loss in last year's second quarter of $14.5 million, or $.43 per diluted share. Last year's results included non-recurring after tax charges of $12.5 million relating principally to inventory at the Company's PC manufacturing facility.

For the six months ended June 30, 2001 net sales were $769 million compared to $855 million for the same period last year. The Company incurred a net loss for the six months of $2.2 million, or $.07 per diluted share, compared to a net loss of $17.1 million, or $.49 per diluted share, during the same period last year.

Richard Leeds, Chairman and Chief Executive Officer, said that the difficult business climate in the United States together with the extremely competitive environment in the PC marketplace were the main reasons for the decrease in sales levels for the second quarter and the six months. "We have taken steps to control our costs and adjust to the lower level of business activity. Our PC manufacturing facility has been resized to meet the current level of demand. When demand returns, we will be able to react quickly," he stated.

Despite intense competition, Mr. Leeds said Systemax is well positioned to compete against the major PC manufacturers on price, while offering customers superior service.

"There is a glut of components on the market, which we can purchase at comparatively low prices, allowing us some tremendous market advantages," Mr. Leeds said. "As a result, prices for some of our leading PC configurations are among the lowest in the industry. Meanwhile, our customer support center has one of the fastest response times, often responding to calls within seconds of receiving them."

Mr. Leeds said that sales in Europe increased by 9% in constant dollars (1.5% as reported due to the strong US dollar) compared to the year ago quarter. "Europe had another strong quarter even though there is some evidence of the beginning of a general slowing of the European economy," he commented.

Steven Goldschein, Senior Vice President and Chief Financial Officer, said that during the quarter the Company continued to reduce short-term borrowings due in large part to its successful inventory reduction program. "We will continue to focus on improving inventory turns and reducing short-term debt," Mr. Goldschein said. "We will also be concentrating on keeping our costs in line with current sales levels as the year progresses. Reduced inventory risk and improved cash flows are crucial in this type of economic environment."

Systemax (www.systemax.com) has developed an integrated system of branded e-commerce web sites, direct mail catalogs, and relationship marketing to sell private label and name-brand PC hardware, related computer products, and industrial products, to businesses in North America and Europe. Systemax is a Fortune 1000 and Inter@active Internet 500 company.

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

                                                        SYSTEMAX INC.
                                             CONSOLIDATED STATEMENTS OF INCOME
                                      (In thousands, except per share and share amounts)

                                                  THREE MONTHS ENDED                          SIX MONTHS ENDED
                                                       JUNE 30,                                    JUNE 30,
                                             ---------------------------------          ---------------------------------
                                                      2001                 2000                 2001                 2000
                                              ------------         ------------         ------------         ------------
Net Sales                                         $363,506             $405,972             $769,404             $854,842
Cost of Sales                                      302,344              361,624              642,131              742,325
                                              ------------         ------------         ------------         ------------
Gross Profit                                        61,162               44,348              127,273              112,517
Selling, General & Admin Expenses                   64,517               64,698              129,301              136,170
                                              ------------         ------------         ------------         ------------
Loss From Operations                                (3,355)             (20,350)              (2,028)             (23,653)
Interest And Other Expense, net                       (511)              (1,667)              (1,274)              (2,231)
                                              ------------         ------------         ------------         ------------
Loss Before Income Taxes                            (3,866)             (22,017)              (3,302)             (25,884)
Benefit For Income Taxes                            (1,283)              (7,486)              (1,082)              (8,801)
                                              ------------         ------------         ------------         ------------
Net Loss                                           ($2,583)            ($14,531)             ($2,220)            ($17,083)
                                              ============         ============         ============         ============
Net Loss Per Common Share:
Basic And Diluted                                   ($0.08)              ($0.43)              ($0.07)              ($0.49)
                                              ============         ============         ============         ============

Weighted Average Common
And Common Equivalent Shares:
Basic and Diluted                               34,104,290           34,166,976           34,104,290           34,594,210
                                              ============         ============         ============         ============
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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements about the Company's performance. These statements are based on management's estimates, assumptions and projections and are not guarantees of future performance. The Company assumes no obligation to update these statements. Actual results may differ materially from results expressed or implied in these statements as the result of risks, uncertainties and other factors including, but not limited to: (a) unanticipated variations in sales volume, (b) economic conditions and exchange rates, (c) actions by competitors, (d) the continuation of key vendor relationships, (e) the ability to maintain satisfactory loan agreements with lenders, (f) risks associated with the delivery of merchandise to customers utilizing common carriers, (g) the operation of the Company's management information systems, and (h) unanticipated legal and administrative proceedings.
Please refer to the Forward Looking Statements section contained in Item 7 of the Company's Form 10-K for a more detailed explanation of the inherent limitations in such forward-looking statements.